Delisting Determination,The Nasdaq Stock Market, LLC,
April 29, 2010, Environmental Power Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Environmental Power Corporation
(the Company), effective at the opening of the trading session on May 10, 2010. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5550(a)(2) and 5550(b)(1). The Company was notified of the Staffs determinations on March 16, 2010.
The Company requested a review of
the Staffs determination before the Listing Qualifications
Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on April 23, 2010 and trading in the Companys securities was suspended on April 26, 2010.